ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

March 16, 2020

Enerplus Announces Reduced 2020 Capital Budget, Prioritizing Balance Sheet Strength and Free Cash Flow

All financial information contained within this news release has been prepared in accordance with U.S. GAAP. This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" and "Non-GAAP Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP. A copy of Enerplus' 2019 Financial Statements and MD&A is available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. All amounts in this news release are stated in Canadian dollars unless otherwise specified.

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) announced an update to its capital budget and operational plan for 2020 in response to the rapid decline in crude oil prices. Effective immediately, Enerplus is reducing its 2020 capital spending budget to $325 million, or approximately 40% at the midpoint of prior 2020 guidance of $520 to $570 million. The reduced 2020 capital budget is focused on prioritizing the Company's balance sheet and free cash flow at US$35 per barrel WTI and US$2.25 per Mcf NYMEX.

Enerplus is moving swiftly to preserve financial flexibility, maximize value and maintain the long term sustainability of the Company. Specifically, the Company plans to cease all operated drilling and completions activity in North Dakota by mid-April. Based on the revised plan, the Company will have 32 gross drilled uncompleted wells in inventory in North Dakota, creating valuable flexibility for rapid future capital deployment.

Under this reduced capital program, 2020 crude oil and natural gas liquids production is expected to average between 50,000 to 52,000 barrels per day (from 57,000 to 60,000 barrels per day), representing a decline of approximately 7% at the midpoint compared to 2019 average liquids production. Despite this initial decline in liquids production from 2019, Enerplus estimates it could sustain liquids production approximately flat to 2020 over the next several years with capital spending at similar levels to the revised 2020 plan. Total average production guidance for 2020 has also been reduced to 89,000 to 92,000 BOE per day (from 96,000 to 100,000 BOE per day) in line with the Company's revised liquids production range.

"We're taking immediate and decisive steps to protect value and maintain our balance sheet strength in response to the rapid deterioration in crude oil prices stemming from simultaneous supply and demand shocks," commented Ian C. Dundas, President & CEO of Enerplus. "Importantly, we have entered this volatile period with a solid foundation. Our conservative approach to financial leverage, a robust commodity risk management program and corporate agility leave us well-positioned to navigate these challenging crude oil prices."

BALANCE SHEET STRENGTH

Foundational to Enerplus' strategy has been a financial plan with low leverage. Enerplus ended 2019 with total debt net of cash of $455 million. The Company's net debt to adjusted funds flow ratio was 0.6 times at year-end 2019 with near-term debt maturities of US$82 million in 2020 related to its senior notes, with remaining maturities extending to 2026. Enerplus has significant liquidity available with $150 million of cash on its balance sheet at December 31, an undrawn US$600 million senior unsecured bank credit facility and a capital plan expected to generate free cash flow at current commodity prices.

COMMODITY PRICE RISK MANAGEMENT

In addition to its strong balance sheet, Enerplus has a considerable amount of its crude oil production hedged through commodity derivatives in 2020. Enerplus has approximately 68% of its 2020 forecasted net crude oil production hedged (based on the updated guidance midpoint). Assuming a US$35 per barrel WTI crude oil price for the remainder of 2020, Enerplus forecasts hedging gains for the full year of approximately $125 million.

Commodity Hedging Detail (As at March 13, 2020)

| | WTI Crude Oil (US$/bbl)[1] | | | | |
	Jan 1 – Jan 31, 2020	Feb 1 – Mar 31, 2020	Apr 1 – Jun 30, 2020	Jul 1 – Sep 30, 2020	Oct 1 – Dec 31, 2020
Swaps					
Volume (bbls/d)	5,000	10,000	9,500	2,000	-
Sold Swaps	$57.05	$54.56	$57.37	$57.18	-
Put Spreads[2]					
Volume (bbls/d)	16,000	16,000	16,000	16,000	16,000
Sold Puts	$46.88	$46.88	$46.88	$46.88	$46.88
Purchased Puts	$57.50	$57.50	$57.50	$57.50	$57.50
Three Way Collars					
Volume (bbls/d)	-	-	-	5,000	5,000
Sold Puts	-	-	-	$48.00	$48.00
Purchased Puts	-	-	-	$56.25	$56.25
Sold Calls	-	-	-	$65.00	$65.00

(1) The total average deferred premium on outstanding 2020 hedges is US$1.73/bbl from January 1, 2020 to December 31, 2020.
(2) 16,000 bbls/day of sold puts are term settled.

SHARE REPURCHASES AND DIVIDEND

Enerplus is committed to returning capital to shareholders. The Company plans to maintain its balance sheet strength and prioritize free cash flow to continue to deliver a competitive return of capital to shareholders. Under Enerplus' revised $325 million capital program, it expects to generate free cash flow that fully funds the dividend and supports the share repurchase program.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "believes" and "plans" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2020 production volumes, timing thereof and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our adjusted funds flow; the results from our drilling program, timing of related production, and ultimate well recoveries; oil and natural gas prices and differentials, our commodity risk management programs in 2020 and in the future, and expected hedging gains in 2020; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share-based compensation and financing expenses; operating and transportation costs; our anticipated share repurchases under current and future normal course issuer bids; capital spending levels in 2020, net debt to adjusted funds-flow ratio, financial capacity and liquidity and capital resources to fund capital spending and working capital requirements in 2020.

The forward-looking information contained in this news release reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed global economic and industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; and the availability of third party services. In addition, Enerplus' 2020 revised guidance contained in this news release is based on the following: a WTI price of US$35.00/bbl, a NYMEX price of US$2.25/Mcf, and a USD/CDN exchange rate of 1.38. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability in global economic and market environment; continued decline in commodity

prices environment or further volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in Enerplus' 2019 MD&A and in our other public filings).

The forward-looking information contained in this press release speaks only as of the date of this press release, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws

NON-GAAP MEASURES

In this news release, Enerplus uses the terms "adjusted funds flow", "free cash flow", "total debt net of cash", and "net debt to adjusted funds flow ratio" measures to analyze operating performance, leverage and liquidity. "Adjusted funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Free cash flow" is calculated as adjusted funds flow minus capital spending. "Total debt net of cash" is calculated as senior notes plus any outstanding bank credit facility balance, minus cash and cash equivalents. "Net debt to adjusted funds flow" is calculated as total debt net of cash, including restricted cash, divided by adjusted funds flow.

Enerplus believes that, in addition to cash flow from operating activities, net earnings and other measures prescribed by U.S. GAAP, the terms "adjusted funds flow", "free cash flow", "total debt net of cash", and "net debt to adjusted funds flow" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' 2019 MD&A.

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation